UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2009

OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to   .

Commission file number 1-15929

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION
Full title of the plan and the address of the
Plan, if different from that of the issuer named below

PROGRESS ENERGY, INC.
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
as of December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2009	5

Notes to Financial Statements
as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	6-13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2009	14

SIGNATURE	15

INDEX TO EXHIBITS	16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Savings Plan for Employees of Florida Progress Corporation
Raleigh, North Carolina

We have audited the accompanying statements of net assets available for benefits of Savings Plan for Employees of Florida Progress Corporation (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Raleigh, North Carolina
June 23, 2010

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

(in thousands)	2009	2008
ASSETS
Participant-directed investments – at fair value	$270,101	$231,035
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	270,101	231,035

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,979)	1,143
NET ASSETS AVAILABLE FOR BENEFITS	$268,122	$232,178

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

(in thousands)
ADDITIONS
Contributions:
Participant contributions	$10,993
Employer contributions	4,378
Total contributions	15,371
Investment income:
Interest and dividend income	7,829
Net appreciation in fair value of investments	29,204
Total investment income	37,033
Other additions	105
Total additions	52,509
DEDUCTIONS
Benefits paid to participants	16,528
Administrative expenses	37
Total deductions	16,565
INCREASE IN NET ASSETS	35,944
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	232,178
End of year	$268,122

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR
THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of Florida Progress Corporation (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information Regarding the Plan

The Plan is a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Individuals classified as bargaining unit employees of Florida Power Corporation d/b/a Progress Energy Florida, Inc. (the “Company”), a wholly owned subsidiary of Florida Progress Corporation (“Florida Progress”), are eligible to participate in the Plan. Florida Progress is a wholly owned subsidiary of Progress Energy, Inc. (“Progress Energy”). Upon employment, participants are immediately eligible to make contributions (pre-tax and/or after-tax). Employees are eligible to receive matching employer contributions on employee contributions immediately upon participation in the Plan (see “Vesting”). Participation in the Plan is voluntary.

The Chief Executive Officer of Progress Energy appoints the Savings Plan for Employees of Florida Progress Corporation Administrative Committee to manage the operation and administration of the Plan. Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee and record keeper for the Plan. The Plan was amended and restated effective January 1, 2006, to comply with various Internal Revenue Service (“IRS”) and Department of Labor  regulatory requirements.

Contributions

Eligible employees may elect to contribute up to 20 percent, in increments of 1 percent, of their annual base pay as defined by the Plan.  Eligible employees may elect to have these contributions deducted on a pre-tax basis and/or after-tax basis. An employee's total before-tax contributions were limited to $16,500 and $15,500 for 2009 and 2008, respectively, as defined by certain Internal Revenue Code (“IRC”) limitations.  Each pay period the Company contributes an amount equal to 75 percent of the first 6 percent of each employee’s before- and/or after-tax contributions. For 2009 and 2008, the IRC allowed participants age 50 or older to contribute up to an additional $5,500 and $5,000, respectively, over and above the IRC pre-tax limits.

Effective January 1, 2010, eligible employees may elect to contribute up to 50 percent of their annual base pay as defined in the amended Plan (subject to IRC limitations). In addition, the Company increased its matching contribution to 100 percent of the participant’s contributions, up to 6 percent of base pay. The Plan added the Roth 401(k) option as of January 1, 2010.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and investment earnings and charged with withdrawals, investment losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the participant’s vested account balance net of any outstanding loan balance.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2007, the Plan directed the VFTC to replace three LifeStrategy Funds with twelve Target Retirement Date Funds which were transitioned during 2008 and 2009. This brought the total number of funds offered in the Plan to 21 funds, which includes mutual funds, one common collective trust fund, the Progress Energy Contingent Value Obligations Fund (the “CVO Fund”) and the Progress Energy Common Stock Fund. Company matching contributions are made directly to the participant’s investment elections.

Contingent Value Obligations

Pursuant to the acquisition of Florida Progress by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, participants with investments in the Florida Progress Stock Fund received shares of the CVO Fund. The CVO Fund invests in Progress Energy’s contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuels facilities previously owned by Progress Energy.  In 2007, one of the synthetic fuels facilities was sold and the remaining facilities were abandoned by Progress Energy upon the expiration of the synthetic fuels tax credit program. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange all or a portion of their account balance invested in the CVO Fund in accordance with applicable Plan provisions.

Vesting

Participants are vested immediately in their pre-tax and after-tax contributions and earnings thereon. The employer matching contributions and the earnings thereon vest gradually based on the following Years of Continuous Service schedule:

Vesting
Years of Continuous Service	Percentage
Less than two	0%
Two but less than three	25
Three but less than four	50
Four but less than five	75
Five or more	100

A year of continuous service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer matching contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

Effective January 1, 2010, active participants will be 100 percent immediately vested in all Company matching contributions regardless of years of continuous service.

Participant Loans

All actively employed Plan participants with available account balances are allowed to borrow from their own Plan accounts. The amount of any loan shall not be less than $500 nor exceed the lesser of $50,000 or one-half of the participant’s vested Plan account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of Benefits

Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000, elect to receive a lump-sum amount equal to the value of their account balance, elect to roll over a full account distribution, or select from a menu of installment payment options. Temporary employees may elect to defer distribution of their accounts for a maximum of 12 months from the date of termination. If termination of employment is due to death and the vested account balance is $5,000 or less, a lump sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Active participants are also eligible to apply for (i) hardship withdrawals from their pre-tax account in accordance with Plan provisions, (ii) withdrawals from their after-tax account at any time in accordance with Plan provisions and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.

Forfeited Accounts

Forfeited matching contributions may be used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. During the 2009 plan year, forfeited matching contributions totaled $45,044. During the year ended December 31, 2009, forfeited matching contributions and associated reinvested earnings used to offset Company matching contributions totaled $46,611. The Vanguard Prime Money Market Fund holds the forfeited funds with a balance of $112,090 as of December 31, 2009, which includes $99,455 of uncashed forfeiture checks.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including mutual funds, a common collective trust fund and  common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.

The statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The Vanguard Retirement Savings Trust (the “Fund”) is a common collective trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment from fair value to contract value related to this fund is reflected in the financial statements.

The Progress Energy Common Stock Fund is comprised of shares of Progress Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis.  Progress Energy common stock is valued at its closing market price reported on the New York Stock Exchange on the last business day of the Plan year. The CVO Fund is recorded at fair value based on quoted prices from a less than active market. Participant loans are valued at fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Capital gain distributions are included in dividend income. When Progress Energy common stock is distributed to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company or the Plan in accordance with Plan provisions.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted

The accounting standards initially adopted in 2009 described below affected certain disclosures in the notes to the financial statements but did not impact the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Accounting Standards Codification

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP. The FASB also issues Accounting Standards Updates (“ASU”), which communicate amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Updates to Fair Value Measurements and Disclosures

In 2009, FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” was issued and later codified into ASC 820.  It provided guidance on determining fair value when market activity has decreased for an asset or liability.

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)” (“ASU 2009-12”), which amended ASC Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall.” ASU 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risk of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standard to Be Adopted

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” which amends ASC 820 to clarify certain existing disclosure requirements and to require a number of additional disclosures, including amounts and reasons for significant transfers between the three levels of the fair value hierarchy, and presentation of certain information in the reconciliation of recurring Level 3 measurements on a gross basis. ASU 2010-06 is effective for the Plan on January 1, 2010, with certain disclosures effective for periods beginning January 1, 2011. The Plan is currently evaluating the impact ASU  2010-06 will have on the disclosures in the notes to the financial statements.

3.	FAIR VALUE MEASUREMENTS

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurements require the use of market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

GAAP also establishes a fair value hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reporting date. The three levels are defined as follows:

Level 1 — pricing inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — pricing inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.

Level 3 — pricing inputs include significant inputs generally less observable from objective sources.

The table below includes the major categorization for debt and equity securities on the basis of the nature of risk of the investments at December 31, 2009:

(in thousands)	Level 1	Level 2	Level 3	Total
Progress Energy Common Stock Fund
• Progress Energy common stock	$-	$38,588	$-	$38,588
• Cash/cash equivalents	-	171	-	171
Mutual funds (registered investment companies)
• Domestic stock funds	77,843	-	-	77,843
• International stock funds	9,782	-	-	9,782
• Income funds	1,876	-	-	1,876
• Bond funds	10,789	-	-	10,789
• Target date funds*	29,584	-	-	29,584
• Money market fund	112	-	-	112
Common collective trust fund	-	91,553	-	91,553
Progress Energy CVO Fund	-	61	-	61
Loans to plan participants	-	9,742	-	9,742
Total investments at fair value	$129,986	$140,115	$-	$270,101

*A target date fund gradually adjusts its asset allocation to be more conservative as the investment option approaches and moves beyond its target retirement dates. Generally, these investment options with later target retirement dates have a greater equity exposure and more risk than those with earlier target retirement dates.

At December 31, 2008, the Plan’s investments classified within the fair value hierarchy were as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
Progress Energy Common Stock Fund
• Progress Energy common stock	$-	$38,902	$-	$38,902
• Cash/cash equivalents	-	349	-	349
Mutual funds (registered investment companies)	95,136	-	-	95,136
Common collective trust fund	-	87,444	-	87,444
Progress Energy CVO Fund	-	152	-	152
Loans to plan participants	-	9,052	-	9,052
Total investments at fair value	$95,136	$135,899	$-	$231,035

4.	INVESTMENTS

The following table summarizes the fair value of Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

(dollars in thousands)	2009	2008
Goldman Sachs Growth Opportunities Fund, 1,280,869 and 1,260,630
shares, respectively	$26,424	$16,439
Vanguard 500 Index Fund, 314,296 and 297,715 shares, respectively	32,269	24,737
Vanguard Retirement Savings Trust, 89,573,748 and 88,586,962
units, respectively	91,553	87,444
Progress Energy Common Stock Fund, 2,392,505 and 2,488,982
units, respectively	38,759	39,251

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)
Mutual Funds:
American Funds Growth Fund (R5)	$883
Dodge & Cox Stock Fund	1,771
Goldman Sachs Growth Opportunities Fund	9,341
Vanguard 500 Index Fund	5,998
Vanguard Extended Market Index Fund	1,944
Vanguard International Growth Fund	2,598
Vanguard Target Retirement 2005 Fund	172
Vanguard Target Retirement 2010 Fund	459
Vanguard Target Retirement 2015 Fund	595
Vanguard Target Retirement 2020 Fund	1,041
Vanguard Target Retirement 2025 Fund	1,205
Vanguard Target Retirement 2030 Fund	601
Vanguard Target Retirement 2035 Fund	343
Vanguard Target Retirement 2040 Fund	268
Vanguard Target Retirement 2045 Fund	104
Vanguard Target Retirement 2050 Fund	87
Vanguard Target Retirement Income Fund	192
Vanguard Total Bond Market Index Fund	148
Progress Energy CVO Fund	(77)
Progress Energy Common Stock Fund	1,531
Net appreciation in fair value of investments	$29,204

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

An affiliate of VFTC manages certain Plan investments. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2009 and 2008, the Plan held 940,942 and 976,208 shares, respectively, of common stock of Progress Energy, Inc., the sponsoring employer, with a cost basis of $34.3 million and $36.4 million, respectively. During the year ended December 31, 2009, the Plan recorded $2.6 million of dividend income related to Progress Energy common stock. Transactions in Progress Energy common stock qualify as exempt party-in-interest transactions.

U.S. Trust Company, National Association (“U.S. Trust”) serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs VFTC as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as exempt party-in-interest transactions.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

7.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on November 24, 2009, in which the IRS stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the IRC. The Plan was restated and amended on January 1, 2006. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

8.        RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the IRS Form 5500 as of December 31, 2009 and 2008:

(in thousands)	2009	2008
Net assets available for benefits per the financial statements	$268,122	$232,178
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,979	(1,143)
Net assets available for benefits per the IRS Form 5500	$270,101	$231,035

The following is a reconciliation of total additions, net per the financial statements to total additions per the IRS Form 5500 for the year ended December 31, 2009.

(in thousands)
Total additions, net per the financial statements	$52,509
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	3,122
Total additions per the IRS Form 5500	$55,631

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

FORM 5500 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	(in thousands)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	American Funds Growth Fund (R5)	Mutual Fund	**	$3,755
	Dodge & Cox Stock Fund	Mutual Fund	**	7,721
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	26,424
*	Vanguard 500 Index Fund	Mutual Fund	**	32,269
*	Vanguard Extended Market Index Fund	Mutual Fund	**	7,674
*	Vanguard International Growth Fund	Mutual Fund	**	9,782
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	1,482
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	3,442
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	3,919
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	6,074
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	7,030
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	3,344
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	1,908
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	1,345
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	571
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	469
*	Vanguard Target Retirement Income Fund	Mutual Fund	**	1,876
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	10,789
*	Vanguard Prime Money Market Fund	Mutual Fund	**	112
*	Vanguard Retirement Savings Trust Fund	Common Collective Trust Fund	**	91,553
*	Progress Energy Common Stock Fund	Common Stock	**	38,588
*	Progress Energy Common Stock Fund	Cash and Cash Equivalents	**	171
*	Progress Energy CVO Fund	Contingent Value Obligations	**	61
*	Various participants	Loans to plan participants (Maturing through 2014 with interest rates ranging from 3.25% to 9.50%)	**	9,742
	Total at Fair Value			$270,101
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(1,979)
	Total at Contract Value			$268,122

*Party-in-interest
**Cost information is not required for participant-directed investments, and therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan for Employees of Florida Progress Corporation Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Savings Plan For Employees of Florida
Progress Corporation Administrative Committee
Date: June 23, 2010